December 18, 2018

Ron Edmonds
Co-Controller
DowDuPont Inc.
c/o The Dow Chemical Company
2211 H.H. Dow Way
Midland, MI 48674

Jeanmarie Desmond
Co-Controller
DowDuPont Inc.
c/o E.I. du Pont de Nemours and Company
974 Centre Road
Wilmington, DE 19805

       Re: DowDuPont Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 15, 2018
           Form 10-Q for the Period Ended September 30, 2018
           File No. 001-38196

Dear Mr. Edmonds:

        We have reviewed your November 13, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 31, 2018 letter.
 Ron Edmonds
DowDuPont Inc.
December 18, 2018
Page 2

Form 10-Q for the period ended September 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Matters
Valuation of Assets and Impairment Considerations, page 86

1. We note your response to comment 2 from our letter dated October 31, 2018. In regard to the $4.5 billion non-cash impairment charge associated with DuPont's agriculture reporting unit that was recognized during the quarter ended September 30, 2018, please address the following:
           Provide us the quantified significant assumptions that DuPont used to determine the estimated fair value of its agriculture reporting unit during the quarter ended
             September 30, 2018 and that DowDuPont used to determine the estimated fair value of its agriculture reporting unit during the quarter ended September 30, 2018; and
           More fully explain to us how DowDuPont determined that its Agriculture operating segment is the reporting unit for Agriculture based on the provisions of ASC 350-20-
             35-34. In this regard, of DuPont's 8 reporting units and Dow Chemical's 14 reporting units, tell us the number of those reporting units included in DowDuPont's Agriculture operating segment and more fully explain how DowDuPont determined it is appropriate to aggregate those reporting units based on the provisions of ASC 350-20-
             35-35.


       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at 202-551-7844 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameRon Edmonds                                Sincerely,
Comapany NameDowDuPont Inc.
                                                             Division of
Corporation Finance
December 18, 2018 Page 2                                     Office of
Manufacturing and
FirstName LastName